Via EDGAR

January 26, 2018

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:                             Select Energy Services, Inc.

Registration Statement on Form S-1
File No. 333-222679

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on January 24, 2018, in which we requested the acceleration of the effective date of the above referenced Registration Statement for January 26, 2018 at 5:30 p.m., Washington, D.C. time, in accordance with Rule 461 promulgated under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date. Thank you for your assistance in this matter.

Very truly yours,

SELECT ENERGY SERVICES, INC.

By:	/s/ Holli C. Ladhani
Name:	Holli C. Ladhani
Title:	President and Chief Executive Officer

cc:                                David P. Oelman, Vinson & Elkins L.L.P.

Alan Beck, Vinson & Elkins L.L.P.